UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: March 1, 2016

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier
Dun Laoghaire
County Dublin, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Fly Acquisition III Facility

On February 26, 2016, Fly Leasing Limited (the “Company”), through a wholly-owned subsidiary, entered into a revolving credit facility with a consortium of lenders (the "Fly Acquisition III Facility") providing loans and notes in an aggregate amount of up to $385.0 million with an availability period expiring on February 26, 2019 and a final maturity date of February 26, 2022.  The lender syndicate includes Commonwealth Bank of Australia, New York Branch, MUFG’s banking arm Bank of Tokyo-Mitsubishi UFJ Ltd., New York Life Insurance Company, and National Australia Bank Limited. Commonwealth Bank of Australia, New York Branch will serve as the Administrative Agent for the facility.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin will be 2.00% through the expiration of the availability period, and will increase to 2.50% from February 27, 2019 through February 26, 2020 and 3.00% from February 27, 2020 through the maturity date of the facility.  Mandatory prepayments of borrowings under the Fly Acquisition III Facility are required, among other reasons, upon the sale, event of loss or refinancing of any aircraft financed thereunder, upon the occurrence of the borrower not being wholly-owned by the Company or under certain circumstances when a specified amount of aircraft financed under the facility are not subject to a lease.

The Company provides a full recourse guaranty of all of the borrower's obligations under the facility.  In addition, the facility contains certain covenants, including a covenant that the Company maintain a tangible net worth of at least $325.0 million; a violation of any of these covenants could result in an event of default under the Fly Acquisition III Facility.  In addition, upon the occurrence of certain conditions including a failure by the Company to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received under the respective leases into accounts pledged to the security trustee.

The Company will pay a commitment fee of 0.50% per annum on a monthly basis to each lender on the undrawn amount of its commitment until the termination of the availability period; provided that if at any time from and after March 26, 2017 through the end of the availability period, the daily undrawn amount of the commitment of the lenders is greater than 50% of the total amount of such commitments, the commitment fee shall accrue at 0.75% per annum until such time as at least 50% of the total amount of such commitments have been utilized. The Company paid an upfront fee of approximately $3.7 million to the lenders concurrent with the closing. The borrower also entered into a servicing agreement with BBAM pursuant to which it will pay an administrative fee of $10,000 per month as well as servicing fees of 3.5% of monthly rent actually collected, plus $1,000 per aircraft per month.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

March 1, 2016	By:	/s/ Gary Dales
Gary Dales
Chief Financial Officer